February 17, 2005

Mail Stop 0306

Andrew H. Meyers
Chief Financial Officer
Langer, Inc.
450 Commack Road
Dear Park, NY 11729-4510

Re:	Langer, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
	Filed February 11, 2005
      File No. 333-120718

Dear Mr. Meyers:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Summary - Page 1
1. We note your response to prior comment 1 and the additional disclosure on page 5. Please update to disclose whether the put option has been exercised and the resulting effects of the exercise.
We may have further comment.
2. Additionally when the revised S-1 is filed, please ensure that corresponding updates are made throughout the prospectus to reflect financial results for the year ended December 31, 2004. We note, for example, that your Dilution disclosure on page 29 is as of September
30, 2004.
Risk Factors - Page 9

We may be adversely affected by legal actions or proceedings.... -
Page 11
3. We note your response to prior comment 16 and your additional disclosure on pages 51 and F-43. Please disclose under this risk factor that the obligation to Silipos under the purchase agreement can be as high as $4.5 million.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations -
Page 37

Results of Operations - Page 41
4. We have read and reviewed your response to prior comment 6 and the related changes made to the document. Please revise the document to provide similar detailed disclosures for each significant variance for all periods presented.
5. Refer to our prior comment 15. We are still evaluating your response to our comment and may have additional comments after completing our review.

Business - Page 57

Patents and Trademarks - Page 63
6. We note your response to prior comment 8 and the revised disclosure on page 63. Please quantify the percentage of your revenues attributable to the AEI license in each period for which financial statements are presented.

Management - Page 71

Executive Compensation - Page 74
7. Please explain why you are unable to determine Andrew Meyers` bonus for the year ended December 31, 2003.

Principal Stockholders - Page 79
8. Given your response to prior comment 10 and your added disclosure in footnote 6 to the Beneficial Ownership table, please explain why you continue to state that Atlas Capital beneficially owns 7.0% of your common stock. Please disclose any rights Atlas Capital has to the stock it holds as nominee for the mentioned "various persons." Please also tell us whether there are any affiliations among these persons.

*  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Thomas Dyer at (202) 824-5564 or Daniel Gordon at (202) 942-2813 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 824-5082 or me at (202) 942-1880 with any other questions.

Sincerely,



							Peggy A. Fisher
      Assistant Director

cc (via fax):	Robert L. Lawrence, Esq., Kane Kessler P.C.
212.245.3009
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Langer, Inc.
February 17, 2005
Page 1